UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: September 18, 2003

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                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1. Press Release issued on September 17, 2003 by AXA, announcing AXA's acquisition of the MONY Group.




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                                [GRAPHIC OMITTED]


                                                              SEPTEMBER 17, 2003

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE WITHIN THE UNITED STATES OF ANY SECURITY OF AXA, INCLUDING ANY OFFERING OF ITS ORDINARY SHARES OR ANY OTHER SECURITIES INCLUDING, BUT NOT LIMITED TO, RIGHTS AND BONDS REDEEMABLE IN SHARES OR IN CASH, MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER U.S. SECURITIES LAWS OR UNLESS EXEMPT FROM REGISTRATION UNDER SUCH LAWS.


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                            AXA TO ACQUIRE MONY GROUP
           IN A TRANSACTION VALUED AT $ 1.5 BILLION (EURO 1.3 BILLION)

                   THE ADDITION OF MONY IS EXPECTED TO ENHANCE
            AXA'S US LIFE DISTRIBUTION CAPACITY BY APPROXIMATELY 25%
--------------------------------------------------------------------------------


Paris - AXA announced today that the Board of Directors of its U.S. subsidiary, AXA Financial, Inc., and the Board of Directors of MONY Group, Inc. ("MONY") approved a definitive merger agreement under which AXA Financial will acquire 100% of MONY's outstanding common shares through a cash merger valued at USD 1.5 billion (Euro 1.3 billion).

MONY is a U.S. life insurance group, headquartered in New York State which, through its various subsidiaries, manufactures and distributes life insurance, asset accumulation and retail brokerage products and services to individuals, corporations and institutions through advisory and wholesale distribution channels.

"This transaction perfectly fits with our strategy to reinforce our positions in growth markets and to reach operational excellence in each of our core markets," said Henri de Castries, AXA Group Chief Executive Officer. "Over the past three years, we have focused our efforts on improving our operations. These efforts are now bearing fruit, allowing us to seize external growth opportunities. We believe that this transaction is a timely move by the AXA Group to further expand our high quality proprietary distribution networks in one of our key markets, where we have demonstrated both a strong organic growth and much improved operating efficiency."

Under the terms of the merger agreement, MONY shareholders will receive $31 in cash for each share of MONY's common stock they own. This represents a premium of 6.2% based on MONY's September 16 closing price, 10.5% based on MONY's 30 days average price and is 31.9% above 1998 IPO price.

RATIONALE FOR THE TRANSACTION
Christopher "Kip" Condron, President and CEO of AXA Financial, said, "This is a great opportunity for AXA to add scale to its U.S. operations by acquiring an organization with strong distribution capabilities, an enviable client base, substantial assets under management, a solid workforce and strong client relationships."

"With the addition of MONY's dedicated and talented group of sales professionals, this transaction is expected to increase our retail insurance and annuity distribution reach by almost 25% adding 1,300 agents to the AXA Financial sales force - providing significant additional outlets for our highly competitive product line-up and a significant new presence in a number of high-growth geographic markets where we are currently under-represented. It is expected to add an enhanced dimension to our wholesale distribution platform, an area of substantial growth for AXA Financial, particularly in life insurance products.

"MONY represents a very complementary fit to our insurance, annuity and asset management businesses. Based on year end 2002 VARDS data, together, AXA Financial and MONY would have been the No. 1 provider of variable life insurance1(1) and No. 4 provider of variable annuities in the U.S. market. "


CLOSING AND CONDITIONS OF THE TRANSACTION
The transaction is subject to the approval of MONY shareholders, to obtaining required regulatory approvals and to other customary closing conditions. Closing is expected in the first half of 2004.


FINANCING OF THE TRANSACTION
AXA intends to finance this acquisition through issuance of debt securities redeemable for AXA ordinary shares ("ORANs"). In the event the transaction does not occur, these securities will be redeemed in cash.


ABOUT AXA
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion and underlying earnings of Euro 1,687 million for 2002. For first half 2003, revenues were Euro 37 billion and underlying earnings were Euro 1,085 million. Assets under management at June 30, 2003 were Euro 755 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

--------
1 Based on total new premiums.

                                                                              2

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     This press release is also available on AXA Group web site: www.axa.com
                                                                 -----------

AXA INVESTOR RELATIONS:                   AXA MEDIA RELATIONS:
----------------------                    -------------------
Matthieu Andre : +33.1.40.75.46.85        Christophe Dufraux :+33.1.40.75.46.74
Marie-Flore Bachelier: +33.1.40.75.49.45  Clara Rodrigo : + 33.1.40.75.47.22
Caroline Portel : (1) 212.314.6182        Jeff Tolvin : (1).212.314.2811


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                                        *


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

               Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties, including the risk that the proposed merger may not be consummated. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the failure of the MONY stockholders to approve the transaction; the risk that the AXA and MONY businesses will not be integrated successfully; the costs related to the transaction; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents; other economic, business, competitive and/or regulatory factors affecting AXA's and MONY's businesses generally; and the risk of future catastrophic events including possible future terrorist related incidents.

               Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. Please refer to MONY's Annual Report on Form 10-K for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect MONY's business. AXA will not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

AXA's and MONY's shares are traded on the New York Stock Exchange (ticker symbols AXA and MNY). Both companies file reports and other information with the SEC. You may read and copy any reports and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.
















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